Exhibit 7.19

FIRST AMENDED AND RESTATED

OPERATING AGREEMENT

OF

FERTITTA COLONY PARTNERS LLC

This First Amended and Restated Operating Agreement (this “Agreement”) of FERTITTA COLONY PARTNERS LLC, a Nevada limited liability company (“Parent”), dated and effective as of February 23, 2007, is entered into by and among FC Investor, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Colony Capital Acquisitions, LLC (the “Colony Member”), Frank J. Fertitta, III and Lorenzo J. Fertitta (collectively, the “Contributing Stockholder Members” and, together with the Colony Member, the “Members”).

WHEREAS, the Articles of Organization of Parent were filed with the Office of the Secretary of State of Nevada on December 1, 2006.  Effective as of December 2, 2006, the Members entered into an operating agreement for Parent (as amended by that First Amendment to Operating Agreement dated as of February 14, 2007, the “Original LLC Agreement”);

WHEREAS, on the date hereof, Parent, FCP Acquisition Sub, a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and Station Casinos, Inc., a Nevada corporation (the “Company”) have executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger (in such capacity, the “Surviving Corporation”);

WHEREAS, on the date hereof, each Member, Blake L. Sartini and Delise F. Sartini have executed letter agreements in favor of Parent, in which each such person, or an affiliate controlled by such person, has agreed, subject to the terms and conditions set forth therein, to make or cause to be made a cash equity or rollover equity investment in Parent at the Closing (each, an “Equity Commitment Letter”);

WHEREAS, on the date hereof, Parent and the Contributing Stockholder Members, Blake L. Sartini and Delise F. Sartini have entered into a voting agreement (the “Voting Agreement”), pursuant to which the Contributing Stockholder Members, Blake L. Sartini and Delise F. Sartini have agreed, subject to the terms and conditions set forth therein, to vote or cause to be voted certain Shares (as defined in the Merger Agreement) in favor of the adoption of the Merger Agreement;

WHEREAS, on the date hereof, certain affiliates of the Colony Member have entered into a limited guarantee (the “Limited Guarantee”) in favor of the Company and have agreed to guarantee certain obligations of the Parent and Merger Sub under the Merger Agreement in accordance with the terms of the Limited Guarantee;

WHEREAS, on the date hereof certain affiliates of the Colony Member have entered into a guarantee (the “Parent Guarantee”) in favor of the Parent and have agreed to guarantee certain obligations of the Colony Member hereunder; and

WHEREAS, the parties desire to amend and restate the Original LLC Agreement and wish to agree to certain terms and conditions that will govern the actions of Parent and the relationship among the Members with respect to the Merger Agreement, the transactions contemplated thereby, and the other letters and agreements entered into in connection with the transactions contemplated hereby and thereby and by such other letters and agreements on the terms and conditions herein set forth.

I.                 EFFECTIVENESS; DEFINITIONS.

Section 1.1             Effectiveness.       This Agreement shall become effective upon the execution of this Agreement by all of the Members and shall be effective until the earlier of (i) the consummation of the Merger under the Merger Agreement; provided, however, that Sections 4.8 and 4.10 shall continue in full force and effect and be enforceable against the parties to this Agreement, and (ii) the dissolution of Parent pursuant to Section 5.15 hereof.  The Members hereby agree that they shall enter into a Second Amended and Restated Operating Agreement of Parent simultaneously with the consummation of the Merger under the Merger Agreement, in the form agreed by the parties as of the date hereof (the “Second A&R Operating Agreement”).

Section 1.2             Definitions.  Certain terms are used in this Agreement as specifically defined herein.  These definitions are set forth or referred to in Section 5.1 hereof.  Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement.

II.             ORGANIZATIONAL MATTERS.

Section 2.1             Name. The name of the limited liability company is “Fertitta Colony Partners LLC”.

Section 2.2             Formation and Continuation of Parent.  Parent was formed as a limited liability company under the NRS by the filing of the Articles of Organization (the “Articles”) with the Office of the Secretary of State of the State of Nevada on December 1, 2006.  The parties hereto agree to continue Parent.  Parent shall accomplish all filing, recording, publishing and other acts necessary or appropriate for compliance with all requirements for operation of Parent as a limited liability company under this Agreement and the NRS and under all other laws of the State of Nevada and such other jurisdictions in which Parent determines that it may conduct business.

Section 2.3             Purpose.  The purpose and business of Parent is to enter into the transactions contemplated by the Merger Agreement.

Section 2.4             Location of Principal Place of Business.  The location of the principal place of business of Parent shall be 11011 West Charleston Boulevard, Las Vegas, Nevada 89135, or such other location as may be determined by the Board of Directors.  In addition,

Parent may maintain such other offices as the Board of Directors may deem advisable at any other place or places within or without the State of Nevada.

Section 2.5             Registered Agent.  The registered agent for Parent shall be The Corporation Trust Company of Nevada, 6100 Neil Road, Suite 500, Reno, NV  89511 or such other registered agent as the Board of Directors may designate from time to time.

Section 2.6             Term.  The term of Parent commenced on the date of filing of the Articles, and shall be perpetual unless Parent is earlier dissolved and terminated in accordance with the provisions of this Agreement.

III.         CAPITAL CONTRIBUTIONS; DISTRIBUTIONS.

Section 3.1             Capital Contributions. The Members are deemed admitted as Members of the Company upon their execution and delivery of this Agreement. Each Member has contributed the amount set forth in Exhibit A hereto.

Section 3.2             Distributions. With the exception of the Termination Fee, which shall be distributed as promptly as practicable upon its receipt and allocated in accordance with Section 4.8 hereof, distributions shall be made to the Members at the times and in the aggregate amounts determined by the Majority Members, and shall be distributed pro rata among the Members in proportion to their respective Equity Commitments.  Notwithstanding any provision to the contrary contained in this Agreement, Parent shall not make a distribution to the Members on account of their interests in Parent if such distribution would violate the NRS or other applicable law.

IV.        MEMBER ACTIONS.

Section 4.1             Powers of Members. The Members shall have the power to exercise any and all rights or powers granted to the Members pursuant to the express terms of this Agreement and under the NRS.

Section 4.2             Contributing Stockholder Member and Majority Member Decisions.

(a)           Except to the extent any Section of this Agreement expressly provides otherwise, the Majority Contributing Stockholder Members shall have all authority, right and power in the management of the business of Parent and on behalf of Parent in its capacity as the member or manager of its direct or indirect subsidiaries, and to make all decisions with respect to all actions taken by Parent or on behalf of Parent in its capacity as the member or manager of its direct or indirect subsidiaries, including Merger Sub; provided, however, that neither the Majority Contributing Stockholder Members nor the Majority Members may cause Parent or its subsidiaries, including Merger Sub, to take any action in a way that has a disproportionate and adverse impact on a Member relative to the other Members without such disproportionately and adversely impacted Member’s consent, other than any action expressly set forth in this Agreement.

(b)           The following actions shall require approval by the Majority Members:

(i)            the approval by Parent of any of the actions by the Company or its subsidiaries pursuant to Sections 6.1(a), (b), (e), (f), (g), (h), (i), (j), (k), (l), (m), (n), (o), (p), (q) or (r) of the Merger Agreement or Section 6.1(s) to the extent it relates to any of the foregoing; and

(ii)           the approval by Parent of any sale, lease or other conveyance of assets of the Company or any of its subsidiaries in any transaction or series of related transactions (other than (A) the transactions contemplated by the Sale and Lease-Back Agreements (as defined in the Merger Agreement) or (B) any sale, lease or other conveyance of assets of any wholly-owned subsidiary to the Company or any of the Company’s other wholly-owned subsidiaries), in each case outside the ordinary course of business or any assets (other than obsolete inventory or inventory sold in the ordinary course of business), except for sales, leases or other conveyances of assets in a single transaction or series of related transactions with a fair market value of less than $15 million.

(c)           Approval by the Majority Members shall be required to cause Parent to (i) amend or agree to an amendment of the Merger Agreement, (ii) waive or determine to be satisfied any covenant or other agreement in the Merger Agreement (other than Section 6.1(a) in the Merger Agreement, which is addressed in Section 4.2(b) above) or condition to closing specified in the Merger Agreement (each, a “Closing Condition”), (iii) determine any Closing Condition not to be satisfied, (iv) otherwise terminate the Merger Agreement, (v) take any action whatsoever other than in connection with the consummation of the transactions contemplated by this Agreement or the Merger Agreement or (v) take any action that would, or would be reasonably likely to, result in a breach of the Debt Commitment Letters.  Parent shall not, and the Members shall not permit Parent to, without the prior consent of the affected Member, amend, or agree to any amendment of, the Merger Agreement in a manner that discriminates against a Member relative to the other Members in a manner that is materially adverse to such Member.

(d)           If the Majority Members have agreed to take any action pursuant to Section 4.2(c) hereof to increase or modify the amount or form of the consideration to be offered by the Members to acquire the Company pursuant to the Merger Agreement (such a decision, a “Change in Merger Consideration”), the Colony Member shall have the obligation to contribute its proportionate share of the Equity Commitments to accommodate such Change in Merger Consideration; provided that the amount of equity of the Company that each Contributing Stockholder Member shall cash out in the Merger shall depend upon the amount required to realize a fixed net after-tax sale amount agreed upon by the parties as of the date hereof, and all remaining equity shall be contributed in the Merger pursuant to such Contributing Stockholder Member’s Equity Commitment.

(e)           The amount of the Colony Member’s Equity Commitment may be reduced from time to time with the written approval of the Majority Members (the “Equity Sell-down”).  The Colony Member’s obligation to fund the Equity Commitment is subject to the satisfaction or waiver of any Closing Condition pursuant to Section 4.2(c), and such funding will occur contemporaneous with the Closing and the simultaneous issuance to the Colony Member or their affiliates of the securities of Parent to be set forth opposite such Colony Member (or their affiliates) name on Schedule I to the Second A&R Operating Agreement.  The amount to be funded pursuant to the Equity Commitments will be reduced by any person providing equity commitment letters to Parent in proportion to each such person’s equity commitment after giving effect to any Equity Sell-down or similar reduction in commitments in the event Parent does not require all of the equity with respect to which the Members have made commitments.

Section 4.3             Debt Financing.  All actions and decisions of Parent with respect to debt financing  (including with respect to existing debt commitments) shall require the approval of the Majority Members.  The Majority Members shall cause Parent to, and each Member shall fully cooperate with Parent’s efforts to, negotiate, enter into and borrow under definitive agreements relating to debt financing to be provided at the Closing, on the terms set forth in the debt commitment letters attached as Exhibit B (the “Debt Commitment Letters”) or such other terms as may be agreed by the Majority Members.

Section 4.4             Further Assurances; Cooperation.  Subject to the terms and conditions of this Agreement and the Merger Agreement, each Member will use its reasonable best efforts to take all actions and to do all things necessary and proper or advisable to cause the Closing Conditions to be satisfied as promptly as reasonably practicable and to consummate the transactions contemplated by this Agreement and the Merger Agreement.

Section 4.5             Gaming and Antitrust Matters.

(a)           Each Member will use its reasonable best efforts, consistent with its past practice, to supply and provide information that is accurate in all material respects to any Governmental Authority requesting such information in connection with filings or notifications under, or relating to, the Antitrust Laws or Gaming Laws (each as defined below).  Notwithstanding anything to the contrary in this Agreement, no Member shall, whether prior to or following Closing, be required to cause any portfolio company, investment fund or other affiliate of any Member or any director, officer, employee, general partner, limited partner, member or manager of any of the foregoing to take any action, undertake any divestiture or restrict its conduct to the extent that such action or restriction relates to the Las Vegas Hilton.  Each Member shall (x) provide responsive information required to make any submission or application to a Governmental Authority and to otherwise cooperate in connection with any such submission or application as is necessary and customary under the circumstances and (y) except as expressly provided in the immediately preceding sentence, divest or restrict its conduct with respect to its business to the extent necessary to obtain any necessary approvals under the HSR Act.  If any Governmental Authority asserts any objections under (i) the HSR Act or any other applicable antitrust, competition or fair trade Laws (collectively, the “Antitrust Laws”) or (ii) any applicable gaming or similar laws and regulations (the “Gaming Laws”) with respect to the transactions contemplated by the Merger Agreement and such objections relate to the activities or investments of a Member or such Member’s affiliates, the Majority Members shall have the right, but not the obligation, to direct such Member (the “Affected Member”) to (1) modify or forego any or all of its governance rights with respect to Parent and its Affiliates if the Majority Members determine that such action may contribute to the resolution of such objections or, (2) solely in the event the Affected Member does not consent to the modification or elimination of its governance rights proposed by the Majority Members pursuant to clause (1), assign all of its rights and obligations under this Agreement and under its Equity Commitment Letter with respect to all or any portion of its Commitments to a person selected by the Majority Members (the “Assignee”), provided the Assignee agrees in writing to be bound by the terms and conditions of this Agreement and such Equity Commitment Letter (including assuming any liabilities and obligations of the Affected Member under such agreements and instruments) with respect to the portion (if less than all) of the Commitments so assigned and assumed and the other Members provide the Affected Member with a mutually satisfactory indemnity with respect to its liability under this Agreement and such Equity Commitment Letter (with respect to the portion (if less than all) of the Commitments so assigned) or obtain a full and unconditional release of the Affected Member from this Agreement and such Equity Commitment Letter, with respect to the portion (if less than all) of the Commitments so assigned and assumed.  The Majority Members will consult with the Affected Member in good faith and attempt to resolve any such dispute before directing the Affected Member to take any of the foregoing actions.

(b)           In the event that the Affected Member is the Colony Member and the Majority Members exercise their rights pursuant to clause (2) of the penultimate sentence of Section 4.5(a), then (i) the Assignee shall (A) agree in writing, or cause such other party as may acceptable to the Company its sole discretion, to be bound by the terms and conditions of the Limited Guarantee or (B) enter in a substitute guarantee agreement with the Company, in either case with respect to the portion (if less than all) of the Guaranteed Obligations equal to the portion of the Colony Member’s Commitments so assigned to and assumed by the Assignee; and (ii) the other Members and the Assignee shall (A) provide the Guarantors with an indemnity reasonably satisfactory to the Guarantors with respect to their respective liability under the Limited Guarantee (with respect to the portion (if less than all) of the Guaranteed Obligations so assigned to and assumed by the Assignee or its designee) or (B) obtain a full and unconditional release of the Guarantors from the Company with respect to the Guarantors several obligations under the Limited Guarantee, with respect to the portion (if less than all) of the Guaranteed Obligations so assigned and assumed.  Notwithstanding Section 5.2, the Colony Member shall have the unilateral right to waive the application of this Section 4.5(b) in connection with any assignment of all or a portion of its Commitments to an Assignee.

Section 4.6             Rights of Closing Majority Members; Equity Commitments.

(a)           In the event that the Majority Members (i) determine to close the Merger and (ii) have delivered to each Member a written notice (a “Commitment Notice”) stating that (1) the Majority Members have determined that all Closing Conditions have been satisfied or the Majority Members have determined to waive all unsatisfied Closing Conditions and (2) each such Majority Member is prepared to fund its Equity Commitment upon consummation of the Merger (each such Majority Member, a “Closing Majority Member”) then such Closing Majority Members may, in their discretion, (A) terminate the participation in the transaction of any Member that does not fund its Equity Commitment in full or that fails promptly following a written request of the Closing Majority Members to assert its willingness in writing to fund its Equity Commitment in full (each such terminated Member, a “Failing Member”), it being understood that no such termination shall affect the Closing Majority Member’s rights against such Failing Member with respect to such failure or unwillingness to fund, or (B) enforce the provisions of any Member’s Equity Commitment Letter.

(b)           Each Member hereby affirms and agrees that it is bound by the provisions set forth in its Equity Commitment Letter and that the Closing Majority Members shall be entitled to enforce the provisions of such Equity Commitment Letter in accordance with the foregoing

Section 4.6(a).  Except as contemplated by Section 4.6(a), no Member shall attempt to enforce any Equity Commitment Letter against any other Member.

Section 4.7             Syndication.  No Member may syndicate its Equity Commitment without the prior written consent of the Majority Members. Notwithstanding anything to the contrary contained in this Agreement, a Member may syndicate its Equity Commitment without the prior written consent of the Majority Members to its affiliated funds, entities and investment vehicles and to co-investors where the Member retains direct or indirect control over voting and disposition (a “Permitted Assignee”); provided, however, that no such syndication shall relieve such Member of its obligations under this Agreement and its Equity Commitment Letter. At Closing, the Members will cause their respective Permitted Assignees to enter into all documentation necessary to cause such Permitted Assignee to become a Member.

Section 4.8             Termination Fee.  Any termination fee or expense reimbursement payment paid by the Company or any of its affiliates pursuant to the Merger Agreement (the “Termination Fee”) will be applied first (i) to repay all costs incurred pursuant to Section 4.10(a) and second (ii) to the Members (other than any Failing Member) or their designees and in proportion to their respective Equity Commitments.

Section 4.9             Notice of Closing.  Parent agrees to keep the Members reasonably informed, on a current basis, of developments relating to the Merger, including the likely Closing Date.  If Parent receives any notice under the Merger Agreement, it shall promptly notify each Member at the address set forth on Exhibit A to this Agreement or any other address designated by such Member in writing to Parent.  The failure of Parent to perform its obligations under this Section 4.9 will not relieve a Member of its obligations under this Agreement.

Section 4.10           Expense Sharing Provisions.

(a)           Except as provided in Sections 4.10(b), (c) and (d), each Member agrees to bear the pro rata portion of all the expenses and fees of legal counsel, accountants, financial advisors and other consultants and advisors and any financing (including to prospective sources of equity financing to the extent a Member is contractually obligated to pay fees or expenses to such party) or other fees or expenses incurred by the Members in connection with this Agreement or the Merger Agreement or the transaction contemplated hereby or thereby, Parent and its subsidiaries (including any fees or expenses to be paid to the Company pursuant to the Merger Agreement, including, without limitation, the Reverse Termination Fee and the Regulatory Termination Fee (each as defined in the Merger Agreement)) or by any of the Members or their affiliates, in connection with the transactions contemplated by the Merger Agreement, equal to a fraction, the numerator of which is the amount of such Member’s investment pursuant to such Member’s Equity Commitment Letter and the denominator of which is the total aggregate investment of all the Members pursuant to all the Equity Commitment Letters; provided, however, that (i) any expenses or fees in excess of $15 million in the aggregate shall be the sole responsibility of the Colony Member and (ii) the Contributing Stockholder Members shall not be responsible for any portion of any expenses or fees in excess of $15 million in the aggregate.

(b)           If the Merger is consummated, the Members shall cause the Surviving Corporation or one of its subsidiaries to pay any such outstanding costs and to reimburse the Members for any such costs already expended.

(c)           If the Equity Commitment Letters are terminated and the Merger is not consummated (and no Termination Fee is received by Parent), and no Member shall have breached or caused a breach of the Merger Agreement or Voting Agreement, promptly after such termination, the Majority Members will determine the aggregate costs incurred by Parent and each Member shall be responsible for costs and expenses as set forth in Section 4.10(a).  Each Member agrees promptly to contribute such amounts, or to pay such expenses and fees, or to reimburse other Members in accordance with Section 4.10(a).

(d)           If the Equity Commitment Letters are terminated and the Merger is not consummated (and no Termination Fee is received by Parent) as a result of (i) a breach of the Merger Agreement or Voting Agreement caused by a Member (the “Breaching Member”) or (ii) a breach of the Merger Agreement by Parent due to the failure of Parent or the Company to receive the proceeds of the debt financing as a result of facts known to Frank J. Fertitta or Lorenzo J. Fertitta on or prior to the date of the Merger Agreement, the existence of which prevents Parent, the Company or any subsidiary of the Company, as the case may be, from making representation and warranties to the prospective lenders of such debt financing, which representations and warranties would have been able to be made is such representations and warranties were qualified by the knowledge of Frank J. Fertitta or Lorenzo Fertitta, then, (x) in the case of clause (i), such Breaching Member and (y) in the case of clause (ii), Frank J. Fertitta and Lorenzo J. Fertitta shall be responsible for all out-of-pocket costs and expenses incurred by Parent, Merger Sub and the Members incurred in connection with this Agreement or the Merger Agreement, including, without limitation, the Reverse Termination Fee or the Regulatory Termination Fee, as applicable; it being understood that Frank J. Fertitta and Lorenzo Fertitta shall be deemed to be the sole Breaching Members if the Company terminates the Merger Agreement due to a breach by Parent or Merger Sub of Section 5.15 thereof.

Section 4.11           Information Supplied.  Each Member hereby represents, warrants and covenants to the other Members that none of the information supplied in writing or otherwise by such Member for inclusion or incorporation by reference in (i) the Company Proxy Statement, (ii) the Schedule 13E-3 or (iii) any other filing or notification with any Governmental Authority, including, without limitation, filings or notifications under, or relating to, the Antitrust Laws or Gaming Laws, will cause a breach of the representations and warranties or covenants or other agreements of Parent and Merger Sub set forth in this Agreement or the Merger Agreement.

Section 4.12           Voting Agreement.  All actions and decisions relating to the Voting Agreement (other than actions and decisions taken by the Contributing Stockholder Members in their capacity as such), including any negotiations relating to any of the foregoing, shall require the approval of the Colony Member.

V.            MISCELLANEOUS.

Section 5.1             Certain Definitions.  For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Affected Member” shall have the meaning set forth in Section 4.5.

“Antitrust Laws” shall have the meaning set forth in Section 4.5.

“Closing Majority Member” shall have the meaning set forth in Section 4.6(a).

“Closing Member” shall have the meaning set forth in Section 5.4.

“Colony Member” shall have the meaning set forth in the Recitals.

“Commitment Notice” shall have the meaning set forth in Section 4.6(a).

“Commitments” shall, for each Member, have the meaning given to such term in the Equity Commitment Letter delivered by such Member to Parent.

“Contributing Stockholder Members” shall have the meaning set forth in the Recitals.

“Equity Commitment” shall mean, with regard to the Colony Member, the Colony Member’s Equity Commitment Letter, and with regard to a Contributing Stockholder Member, such Contributing Stockholder Member’s Equity Commitment Letter.

“Equity Commitment Letter” shall have the meaning set forth in the Recitals.

“Failing Member” shall have the meaning set forth in Section 4.6(a).

“Gaming Laws” shall have the meaning set forth in Section 4.5.

“Guaranteed Obligations” shall have the meaning set forth in the Limited Guarantee.

“Guarantors” shall have the meaning set forth in the Limited Guarantee.

“Indemnified Member” shall have the meaning set forth in Section 5.5.

“Indemnifying Member” shall have the meaning set forth in Section 5.5.

“Majority Contributing Stockholder Members” means the Contributing Stockholder Members whose aggregate Equity Commitments represent a majority of the Equity Commitments of the Contributing Stockholder Members.

“Majority Members” means collectively the Majority Contributing Stockholder Members and the Colony Member.

“Members” shall have the meaning set forth in the Recitals.

“Merger Agreement” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Recitals.

“Permitted Assignee” shall have the meaning set forth in Section 4.7.

“Surviving Corporation” shall have the meaning set forth in the Recitals.

“Termination Fee” shall have the meaning set forth in Section 4.8.

“Voting Agreement” shall have the meaning set forth in the Recitals.

Section 5.2             Amendment.  This Agreement may be amended or modified, and the provisions hereof may be waived, only by an agreement in writing signed by the Majority Members; provided, however, that any provision herein requiring the approval of any Member who is distinguished from the other Members may, in each case, only be amended, modified or waived by an agreement in writing signed by all of the Members.

Section 5.3             Severability.  The provisions of this Agreement are severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 5.4             Remedies.  Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity.  The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.  The parties hereto agree that this Agreement will be enforceable by all available remedies at law or in equity (including, without limitation, specific performance), provided that the termination power and the enforcement power referred to in Section 4.6(a) may only be used against a Member by, or at the direction of, the Closing Majority Members.  Without limiting any other remedies available, in the event that a Member (a “Closing Member”) pays or becomes obligated to pay any amount required to be paid by a Failing Member, then each Failing Member will promptly reimburse such Closing Member for an amount in immediately available funds equal to the product of (a) any amount paid by such Closing Member on behalf of such Failing Member multiplied by (b) a fraction of which the numerator is such Failing Member’s Equity Commitment and the denominator is all Failing Members’ Equity Commitments; provided that in no event shall any Member be obligated to pay any amount in excess such Member’s Equity Commitment.

Section 5.5             Indemnities.  Each Member (each, an “Indemnifying Member”) hereby agrees to defend, indemnify and hold harmless the other Members (each, an “Indemnified Member”) from and against any damages sustained or suffered by any such Indemnified Member resulting from any failure by such Indemnifying Member to perform its obligations in all material respects, or any failure of its representations and warranties to be true and accurate in all material respects, under this Agreement.  Each Member undertakes to the other Members cross-indemnities and contribution obligations so that, if any of the Members has liability under its

Equity Commitment Letter or, subject to Section 4.10, otherwise relating to the transaction, each Member will bear a share proportionate to its portion of the Equity Commitment relative to the aggregate Equity Commitments of the other Members .  Notwithstanding the foregoing but subject to Section 4.10, (A) each Member will be solely responsible for any such liability attributable to breaches of representations, warranties or other obligations of it or its affiliated entities, (B) the Contributing Stockholder Members shall not be in breach (or deemed to be in breach) of this Agreement as a result of any actions (or failures to act) taken in their capacities as officers or directors of the Company and (C) no Member shall be obligated to pay any amount in excess of such Member’s Equity Commitment.

Section 5.6             No Recourse.  Except to the extent provided in the Parent Guarantee, notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Members may be partnerships or limited liability companies, each of Parent and each Member covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, general or limited partner or member or manager of any Member or of any partner, member, manager or affiliate thereof (including, in the case of the Contributing Stockholder Members, any trusts or estate planning vehicles established for the benefit of such Contributing Stockholder Member’s family members), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, general or limited partner or member or manager of any Member or of any partner, member, manager or affiliate thereof (including, in the case of the Contributing Stockholder Members, any trusts or estate planning vehicles established for the benefit of such Contributing Stockholder Member’s family members), as such, for any obligation of any Member under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

Section 5.7             Governing Law.  This Agreement will be governed by, and construed in accordance with, the Laws of the State of Nevada, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement.

Section 5.8             Submission to Jurisdiction.  Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the United States District Court for the District of Nevada.  Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.11 of the Merger Agreement or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof.  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 5.8, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 5.9             Representations and Warranties.  Each of the Members hereby represents and warrants to the other Members (on behalf of such Member only) that (a) it has the requisite power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Person and no additional proceedings are necessary to approve this Agreement, and (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.  Each of the Members further represents and warrants to the other Member (on behalf of such Member only) that its execution, delivery and performance of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any Contract to which such Person is a party or by which such Person is bound; (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Person or any of the properties or assets of such Person; or (iii) result in the creation of, or impose any obligation on such person to create, any lien, charge or other encumbrance of any nature whatsoever upon such Person’s properties or assets.

Section 5.10           WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.11           Exercise of Rights and Remedies.  No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

Section 5.12           Assignments.  Other than as provided herein (including Section 4.7), the rights and obligations of the Members hereunder shall not be assigned without the prior consent of the other Members; provided, however, that, to the extent permitted by the Equity

Commitment Letters or Section 4.7 hereof, an Member may assign its rights and obligations under this Agreement to a Permitted Assignee, but no such assignment shall relieve any such assigning Member from any of its obligations hereunder.

Section 5.13           Other Agreements.  This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms.

Section 5.14           Counterparts.  This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement.  This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

Section 5.15           Dissolution.

(e)           Parent shall dissolve and its affairs shall be wound up upon the first to occur of the following: (i) the later of (x) the termination of the Merger Agreement by Parent, Merger Sub or the Company pursuant to Section 9.1 of the Merger Agreement, (y) the payment of all fees due to Parent thereunder and (z) the payment of all fees due to the Company pursuant to the Merger Agreement; (ii) the unanimous written consent of the Members; (iii) at any time there are no members of Parent unless Parent is continued in accordance with the NRS, or (iv) the entry of a decree of judicial dissolution under Section 86.541 of the NRS.

(f)            The bankruptcy of a Member shall not cause such Member to cease to be a member of Parent and, upon the occurrence of such an event, the business of Parent shall continue without dissolution.

(g)           In the event of dissolution, Parent shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of Parent in an orderly manner), and the assets of Parent shall be applied in the manner, and in the order of priority, set forth in Section 86.521 of the NRS.

[Signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) under seal as of the date first above written.

COLONY MEMBER:

FC INVESTOR, LLC, a Delaware limited liability company

By:	/s/ Jonathan H. Grunzweig
Name: Jonathan H. Grunzweig
Title: Vice President

CONTRIBUTING STOCKHOLDERS:

/s/ Frank J. Fertitta, III
Frank J. Fertitta, III
/s/ Lorenzo J. Fertitta, III
Lorenzo J. Fertitta